NANOFLEX POWER CORPORATION
17207 N. Perimeter Drive, Suite 210
Scottsdale, Arizona 85255

July 30, 2014

VIA EDGAR AND FEDEX
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NanoFlex Power Corporation (the “Company” or “NanoFlex”) Registration Statement on Form S-1 Filed February 11, 2014 (the “S-1”) Response dated April 21, 2014 File No. 333-193878

Dear Ms. Long:

On behalf of NanoFlex Power Corporation(the “Company” or “NanoFlex”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letters dated March 10th, March 31st and May 9th, 2014 (each a “Comment Letter”). We are providing the Staff with clean and blacklined courtesy copies of Amendment No. 1.

We are also providing from the Company the following response to the Comment Letter, dated May 9, 2014. The numbered paragraph below corresponds to the numbered comment in the Comment Letter, dated May 9, 2014 with the Staff’s comment presented in italics.

Comment #1:

General

1.
We note your responses to comments one and two of our letter dated March 31, 2014. The facts of these transactions indicate that the company is engaging in a two-step primary offering, which is comprised of the distribution to the formerly private company’s shareholders and then a primary distribution to the market with its shareholders acting as a conduit. Further, the no-action letters cited in your April 21, 2014 response are factually inapplicable to this situation. In particular we note that you are unable to take advantage of Staff Legal Bulletin 4 (September 16, 1997) to engage in an unregistered spin-off. If you would like no action relief, please follow the procedures outlined on our website at https://www.sec.gov/forms/corp_fin_noaction. Otherwise, please comply with our previous comments and set a fixed price for the duration of both offerings and name NanoFlex Power Corporation and the selling shareholders as underwriters. In addition, please amend your registration to comply with the comments in our letters dated March 10th and 31st, 2014.

Response:

NanoFlex does not and did not intend to engage in any unregistered or otherwise impermissible distribution to the public through the Distribution Prospectus, nor is it seeking to avail itself of Staff Legal Bulletin No. 4.  Through the Distribution Prospectus, NanoFlex is seeking to register the conveyance of shares held by GPEC Holdings, Inc. (“Holdings”) to its shareholders in connection with its liquidation.

In order to address the Staff’s comment, NanoFlex has revised the Distribution Prospectus contained in the S-1 to reflect its revised plans for liquidation of Holdings:

(i)	that the 15,500,640 shares of NanoFlex’s common stock to be distributed by Holdings as part of its liquidation (the “Distribution Shares”) will have a restrictive legend which states:

“THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  NOTWITHSTANDING THE FOREGOING, THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.”

(ii)	None of the Distribution Shares are being registered for re-sale.

With respect to the separate Re-Sale Prospectus, in order to address the Staff’s previous comments regarding a fixed price primary offering, NanoFlex has revised the Re-Sale Prospectus to register for re-sale not more than one third (1/3) of NanoFlex’s “public float.” Therefore, NanoFlex has revised the Resale Prospectus contained in the S-1:

(i)
to reduce the number of shares to be registered in the Resale Prospectus to be 3,295,599, which is less than one third (1/3) of NanoFlex’s public float (i.e. 3,753,082 shares derived by: (x) the total outstanding shares of Common Stock 43,327,278 minus (y) a total of 4,096,891 shares of Common Stock held by directors and officers of the Company and (z) a total of 27,971,140 shares of Common Stock held by shareholders owning more than 10% of the Company, including the 15,500,640 shares held by GPEC Holdings, Inc.); and

(ii)
to include a fixed price of $2.50 for the shares to be registered in the Resale Prospectus by the selling stockholders until such time when the Company’s common stock is actively traded on a national stock exchange or over-the-counter.

NanoFlex has also revised the S-1 in the manner as indicated in our response letter to you on March 17th, 2014 regarding the following comments contained in your letters dated March 10th, 2014:

(i)	Comment #1: Please provide updated financial statements and related disclosures to the extent required by Rule 8-08 of Regulation S-X.

(ii)	Comment #2: Please file an XBRL exhibit once you have included a price.

(iii)
Comment #3: We note file number 333-187308 on the front cover page of the registration statement. Please revise to include the correct file number on the front cover page of the registration statement.

(iv)
Comment #5: Please disclose in this section, the nature of any position, office, or other material relationship which the selling security holders have had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

(v)	Comment #6: Please revise to include executive compensation information for the last two fiscal years including information for the year ended December 31, 2013. See Item 402(n)(1) of Regulation S-K.

(vi)	Comment #8: Please provide a legal analysis for registering the additional rounded shares.

(vii)
Comment #9: We note disclosure that the Distribution may or may not be tax-free. Please revise to provide a firm conclusion regarding the tax consequences to security holders and remove the phrase “may or may not be tax-free”. Please note that when a registrant represents that a transaction is a taxable transaction, no opinion of counsel or accountant is required. If the Distribution is tax-free, please revise to disclose your tax opinion from counsel and provide the name of counsel providing the opinion and a consent. Please tell us whether counsel will issue a short-form or long-form opinion. We may have further comments after reviewing your response. See the Section III.A.2 of Staff Legal Bulletin No. 19 dated October 14, 2011.

(viii)
Comment #10: Please revise the second signature section to include the signature of your principal financial officer and your controller or principal accounting officer. We note that while you have included the signatures of your principal executive officer and principal financial and accounting officers on behalf of the company, you have not included their signatures in their individual capacity.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Robert J. Fasnacht
Name:	Robert J. Fasnacht
Title:	President and Chief Operating Officer

Encl.